APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Blue Marlin Bistro LLC
Balance Sheet - unaudited
For the period ended 6/31/2021

	Current Period 6/31/2021
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ -**		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		
Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	-		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	-		
TOTAL LIABILITIES & EQUITY	**$ -**		
Balance Sheet Check	-		

I, Quinn Bartlett, certify that:

1. The financial statements of The Blue Marlin Bistro LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Blue Marlin Bistro LLC has not been included in this Form as The Blue Marlin Bistro LLC was formed on 06/19/2021 and has not filed a tax return to date.

Signature	*Quinn Bartlett*
Name:	Quinn Bartlett
Title:	CEO